UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Terminates its Potash Project in Ethiopia

Item 1

ICL terminates ITS POTASH PROJECT IN ETHIOPIA

Tel Aviv, Israel, October 6, 2016 – ICL (NYSE and TASE: ICL). Further to Note 8 of ICL's (the "Company") financial statements for the second quarter of 2016 and to the announcement issued by the Company on August 23, 2016 (reference number 2016-02-108979) regarding ICL's potash investment in Ethiopia (the "Project"), the Company hereby announces that at its meeting of October 5, 2016, ICL's Board of Directors instructed management to take all necessary actions towards termination of the Project.

The Board has taken this decision in view of the Ethiopian government's failure to provide the necessary infrastructures and regulatory framework for the Project, and follows the Ethiopian Tax Authority's rejection of Allana Afar's appeal regarding the unjustified and illegal tax assessment, which Allana Afar has declined to pay. In particular, as already notified to the government, Ethiopia's acts and omissions have been in breach of, inter alia, the protections to which the investment is entitled under an international investment treaty.

The net book value of the investment in the Project as of June 30, 2016, was approximately $170 million. Following the Board’s decision, the Company will recognize in its financial reports an impairment of the investment amount, as well as a provision for expected closing costs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: October 6, 2016